OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                        April 20, 2006                   FACSIMILE: 212.451.2222

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BY FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mara L. Ransom

              Re:    LIFEPOINT HOSPITALS, INC.
                     PREC14A FILED BY ACCIPITER LIFE SCIENCES FUND, LP ET AL
                     FILED ON APRIL 12, 2006
                     FILE NO. 0-51251

Dear Ms. Ransom:

         We  acknowledge  receipt of the letter of comment  dated April 18, 2006 from the Staff  (the  "Comment  Letter")  with  regard  to the  above-referenced matter.  We have reviewed the Comment  Letter with Accipiter Life Sciences Fund,
LP ("Accipiter") and provide the following  supplemental response on its behalf.
Unless otherwise indicated,  the page references below are to the marked version of the  enclosed  paper copy of the  Preliminary  Schedule 14A filed on the date hereof.  Capitalized  terms used  herein  and not  separately  defined  have the meanings  given to them in the  Preliminary  Schedule  14A.  Our  responses  are numbered to correspond to your comments.

SCHEDULE 14A

GENERAL

    1.   The Staff has asked Accipiter to advise on a supplemental basis how the group was formed.  Each of ALSF II, ALSF  Offshore,  ALSF II  Offshore,
         ALSF II QP, Accipiter  Management,  Candens and Mr. Hoffman are members of the group by virtue of their  affiliation  with Accipiter as further discussed  in the Proxy  Statement.  Mr.  Meghi,  Mr.  Holland  and Ms.
         Viglucci  are  members of the group by virtue of their  oral  agreement with Accipiter to serve as its director  nominees.  Ms.  Viglucci is an employee of Accipiter  Management as discussed in the Proxy  Statement.
         Messrs. Meghji and Holland have no affiliation with any other member of the  group and were  identified  by  Accipiter  as  potential  nominees

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April 20, 2006

         through its industry  contacts.  To Accipiter's  knowledge,  other than serving in the past on the Board of  Directors  of Mariner  Health Care
         Inc., Messrs. Meghji and Holland are not affiliated with one another.

    2.   All  correspondence  sent by Accipiter or its  affiliates  to LifePoint that have been made publicly available, other than the March 24 letter, were filed earlier today with the Securities and Exchange Commission as soliciting  materials  under Rule  14a-12.  The March 24 letter was not
         filed  as   solicitation   materials  as  Accipiter   had  not  made  a
         determination  whether or not it would nominate  directors for election at  the  Annual  Meeting  at the  time  the  letter  was  delivered  to
         LifePoint.

BACKGROUND TO SOLICITATION

    3.   The  disclosure  has been  revised as  requested  in  response  to this comment. See page 4 of Proxy Statement.

    4.   The  disclosure  has been  revised as  requested  in  response  to this comment. See page 4 of Proxy Statement.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

REASONS WHY ACCIPITER IS CHALLENGING THE INCUMBENT DIRECTORS

    5.   The  disclosure  has been  revised as  requested  in  response  to this comment. See page 6 of Proxy Statement.

WE BELIEVE THAT INADEQUATE DUE DILIGENCE OF AND POOR EXECUTION ON RECENT
MERGERS . . .

    6.   Attached  hereto as Exhibit 1,  please  find  factual  support  for the statement  that  "population  growth is not  expected  to  dramatically expand over the near  term." The  disclosure  has also been  revised as requested in response to this comment. See page 7 of Proxy Statement.

    7.   The statements that LifePoint failed to receive  certification  "due to inappropriate  staffing  levels" and that "another CMS inspection  that was  scheduled  for February 2006 was cancelled by the Company due to a lack of readiness" have been deleted. See page 7 of Proxy Statement.

    8.   The statements that  "management  has stated during various  healthcare investment  conferences  that  Danville  is  performing  below  budget.
         Revenues have suffered as admitting  doctors have been  boycotting  the hospital in protest of the Company's  actions"  have been deleted.  See page 7 of Proxy Statement.

         Attached  hereto as Exhibit 2,  please  find  factual  support  for the statement that there was "evidence of rising unemployment in the region prior to the  acquisition"  and other  related  statements on page 8 of
         Proxy Statement.

April 20, 2006

WE BELIEVE THAT THE PROPOSED ACQUISITION OF HOSPITALS FROM HCA INC. . . .

    9.   Attached   hereto  as  Exhibit  3,  please  find  factual  support  for management's  statement  that  the HCA  deal  "would  be  accretive  to earnings" and that "the performance at these hospitals has deteriorated significantly."

   10.   The statements that "other well-run  for-profit hospital companies have fared  poorly  in this  state  and we  suspect  this is due to the rate setting  methodology"  and "the  average  for-profit  hospital  in West
         Virginia  operates  at margins  substantially  lower  than  LifePoint's average" have been deleted. See page 8 of Proxy Statement.

WE BELIEVE LIFEPOINT SHOULD IMMEDIATELY REDUCE ITS LEVERAGE . . .

   11.   Attached hereto as Exhibit 4, please find support for the  calculations relating to leverage ratios and current trading price ratios.

THE NOMINEES

   12.   Accipiter believes it can nominate substitute nominees without being in conflict with the Company's By-Laws. The disclosure has been revised to state that  Accipiter  may nominate  substitute  nominees to the extent this is not prohibited under the Company's  By-Laws and applicable law.
         See page 12 of Proxy  Statement.  Accipiter  intends to  disseminate to security  holders a supplement  to the Proxy  Statement  regarding  any substitute nominees that are lawfully introduced.

DISCRETIONARY VOTING

   13.   The Rules of the New York Stock  Exchange  ("NYSE Rules") will apply in determining  whether  brokerage firms have  discretionary  authority to vote shares held in street name. NYSE Rule 452 generally  provides that a member organization may not give a proxy to vote without instructions from beneficial owners when the matter to be voted upon "is the subject of  a  counter-solicitation,  or  is  part  of  a  proposal  made  by a stockholder  which is being opposed by management  (i.e.,  a contest)."
         Accipiter has been advised by Automatic  Data  Processing,  Inc.  (ADP)
         that the Annual  Meeting will be treated as an  "election  contest" for purposes of the NYSE Rules if ADP receives  Accipiter's proxy materials by this Friday. Accipiter expects to deliver its proxy materials to ADP by this Friday.  However,  even if the Annual  Meeting is treated as an
         "election contest,"  brokerage firms will have discretionary  authority to vote shares held in street name by  stockholders  who do not receive
         Accipiter's  proxy  materials.  Accipiter  only plans on mailing  proxy materials  to  stockholders  who own 100 or more  shares.  Accordingly, brokerage  firms will not have  discretionary  authority to vote shares held in street name by  stockholders  who own 100 or more shares  while brokerage firms will have  discretionary  authority to vote shares held in street name by stockholders who own less than 100 shares.  Normally,
         ADP will  issue  the  discretionary  vote on the 15th  day  before  the meeting, or this Friday in this case. As long as Accipiter delivers its proxy  materials  to ADP by Friday,  the  discretionary  vote that will apply to shares held by beneficial  owners of less than 100 shares will not be released by ADP until the day before the Annual  Meeting.  After the  discretionary  vote is released the day before the Annual Meeting,

April 20, 2006

         beneficial  owners who did not  previously  instruct  brokers on how to vote still have the  ability to vote up until the closing of the polls, which such vote will supercede the  discretionary  vote. The disclosure has been revised to advise  stockholders on the foregoing matters.  See pages 15-16 of Proxy Statement.

LEGAL PROCEEDINGS

   14.   The  disclosure  has been  revised as  requested  in  response  to this comment. See pages 19-20 of Proxy Statement.

                                    * * * * *

         In connection  with responding to the Staff's  comments,  a certificate signed  by  each  of  the  participants  containing  the  three  acknowledgments requested by the Staff is attached hereto.

         As we discussed  with the Staff,  the Company did not file  preliminary proxy  material with the SEC and instead  mailed  definitive  proxy  material to stockholders. As we previously advised the Staff, Accipiter will file definitive proxy material shortly on the basis of its compliance with the Staff's comments.
If the Staff has additional  comments,  Accipiter will appropriately  respond to such comments.

                                               Very truly yours,

                                               /s/ Steven Wolosky

                                               Steven Wolosky

Enclosure

cc:      Gabe Hoffman

                                 ACKNOWLEDGMENT

         In  connection  with  responding  to the  comments  of the Staff of the
Securities and Exchange  Commission  ("SEC")  relating to the preliminary  proxy statement on Schedule 14A (the "Proxy  Statement")  filed by the  undersigned on
April 12, 2006, each of the undersigned acknowledges the following:

         o   The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

         o   The Staff's  comments or changes to disclosure in response to Staff comments  in the  Proxy  Statement  reviewed  by the  Staff  do not foreclose  the SEC from taking any action with respect to the Proxy
             Statement.

         o   The  undersigned  may not assert Staff comments as a defense in any proceeding  initiated  by the SEC or any person  under the  federal securities laws of the United States.

                         [SIGNATURES ON FOLLOWING PAGE]

Dated:   April 19, 2006         ACCIPITER LIFE SCIENCES FUND, LP

                                By: Candens Capital, LLC
                                    its general partner

                                By:  /s/ Gabe Hoffman
                                    ----------------------------------------
                                    Gabe Hoffman, Managing Member

                                ACCIPITER LIFE SCIENCES FUND II, LP

                                By: Candens Capital, LLC
                                    its general partner

                                By:  /s/ Gabe Hoffman
                                    ----------------------------------------
                                    Gabe Hoffman, Managing Member

                                ACCIPITER LIFE SCIENCES FUND II (QP), LP

                                By: Candens Capital, LLC
                                    its general partner

                                By:  /s/ Gabe Hoffman
                                    ----------------------------------------
                                    Gabe Hoffman, Managing Member

                                ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

                                By: Accipiter Capital Management, LLC
                                    its investment manager

                                By:  /s/ Gabe Hoffman
                                    ----------------------------------------
                                    Gabe Hoffman, Managing Member

                                ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.

                                By: Accipiter Capital Management, LLC
                                    its investment manager

                                By:  /s/ Gabe Hoffman
                                    ----------------------------------------
                                    Gabe Hoffman, Managing Member

                                ACCIPITER CAPITAL MANAGEMENT, LLC

                                By:  /s/ Gabe Hoffman
                                    ----------------------------------------
                                    Gabe Hoffman, Managing Member

                                CANDENS CAPITAL, LLC

                                By:  /s/ Gabe Hoffman
                                    ----------------------------------------
                                    Gabe Hoffman, Managing Member

                                 /s/ Gabe Hoffman
                                --------------------------------------------
                                GABE HOFFMAN

                                 /s/ Mohsin Y. Meghji
                                --------------------------------------------
                                MOHSIN Y. MEGHJI

                                 /s/ Earl P. Holland
                                --------------------------------------------
                                EARL P. HOLLAND

                                 /s/ Nicole Viglucci
                                --------------------------------------------
                                NICOLE VIGLUCCI